BRUCE S. MENDELSOHN
212.872.8117/fax: 212.872.1002
bmendelsohn@akingump.com

December 10, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	FriendFinder Networks Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed on November 19, 2009 File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 4, 2009 to Marc H. Bell, chief executive officer of FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”). On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 6 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it. Page references contained in the Company’s responses are to the form of prospectus (the “Prospectus”) contained in Amendment No. 6 to the Registration Statement.

General

1.	We note that there continue to be a number of blank spaces in your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. As previously noted in comment 2 of our letter dated January 21, 2009, we will need sufficient time to process your amendment once you include a price range and provide the omitted material information. Please

Mark P. Shuman
Division of Corporate Finance
December 10, 2009

understand that we may raise additional issues as a result of the impact of the price range on other disclosure.

The Company notes the Staff’s comment and will include the price range in the Prospectus as soon as the information is available and prior to the distribution of a preliminary prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Internet Segment Historical Operating Data, page 62

2.	Please revise the disclosure following the table on pages 62-63 to explain how you define and calculate “new subscribers.” This discussion should address, but should not be limited to, whether this number includes prior subscribers renewing lapsed subscriptions, and the possibility of duplicate entries.

The Prospectus has been amended to reflect the Staff’s comment. Please see page 62 of the Prospectus.

Liquidity and Capital Resources, page 81

3.	You state that you believe you have sufficient resources to meet anticipated cash needs for the “foreseeable future.” Please revise to clarify whether your current cash resources will be sufficient to fund your short-term cash requirements, where short-term is defined as a period of twelve months or less. To the extent that you are able to make such assertions, then please explain further how you concluded that your current cash, cash provided by operations and proceeds of this offering will be sufficient to meet your cash requirements for the next twelve months. In this regard, we note your disclosures that you do not expect the proceeds of this offering to be sufficient to repay the 2005 Notes or the 2006 Notes, which are both due by July 31, 2010. Alternatively, if you have identified a material deficiency in your short or long-term liquidity, then revise to disclose the deficiency along with a discussion regarding your proposed remedy, the fact that you have not decided on a remedy or a statement that you are currently unable to address the deficiency. We refer you to FRC 501.03(a) and Section IV of Release No. 33-8350.

The Prospectus has been amended to clarify that the Company has sufficient resources to meet anticipated cash needs for the next twelve months except with respect to the repayment of the 2005 Notes and 2006 Notes. Language has been added to clarify that if the 2005 Notes and 2006 Notes are not restructured, extended or repaid with alternate sources of financing, there will be a material deficiency in the short term liquidity of the Company. However, management anticipates that the 2005 Notes and 2006 Notes will be restructured, extended or repaid with alternate sources of financing, any of which events would remedy such potential deficiency. Please see page 80 of the Prospectus.

Mark P. Shuman
Division of Corporate Finance
December 10, 2009

4.	Revise to disclose the aggregate amount of your First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes to be repaid from the proceeds of this offering, which includes the redemption premiums payable to the First Lien note holders and any accrued interest currently due to the First and Second Lien note holders.

The Prospectus has been amended to provide for disclosure of the aggregate amount of First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes to be repaid from the proceeds of this offering. However, the Company notes that the estimated amounts cannot be furnished until the price range and number of shares to be offered is available. The Company will include the estimated amounts prior to the distribution of a preliminary prospectus. Please see page 80 of the Prospectus.

Notes to Consolidated Financial Statements

Note K – Stockholders’ Equity, page F-26

5.	We note your response to prior comment 14, where you indicate that the commitment dates for Messrs. Bell and Staton were the dates on which the company received the funds. Pursuant to Issue 4 of EITF 00-27, a commitment date can only be reached when both parties are legally bound to the terms of an agreement. Considering all the terms of the Securities Purchase Agreement were not met at the time such funds were received (for example, but not limited to, Sections 2.1, 5.1 and 6.3) from Messrs. Bell and Staton, it appears that both parties were not committed until the funds were received and the shares were issued. Accordingly, we believe the commitment date for purposes of calculating the beneficial conversion feature should be December 6, 2007. Therefore, please revise your financial statements accordingly to record the deemed dividend for the Series B Preferred shares issued to these related parties.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 7, 47, 51, F-4, F-5, F-6, F-13, F-16, F-17, F-27 and F-28 of the Prospectus.

6.	Additionally, please tell us the date the company received the Empire Valuation Study to confirm the per share purchase price should remain at $0.029603. Also, please confirm the dates you received the signed amendments to the Securities Purchase Agreement and Escrow Agreement from each of the unrelated parties to your Series B Preferred financing that were filed as Exhibits 10.21, 10.22, and 10.23 in Amendment No. 4.

The Company received the Empire Valuation Study on November 26, 2007. The Company received the signed amendments to the securities purchase agreement and escrow agreement related to the Series B Convertible Preferred Stock transaction from Absolute Return Europe Fund on November 14, 2007, from Florescue Family Corporation on November 12, 2007 and from Russell H. Frye on November 9, 2007.

Mark P. Shuman
Division of Corporate Finance
December 10, 2009

Exhibit Index, page II-8

7.	We note your response to prior comment 17. It appears that in filing Exhibit 10.24, you may have omitted certain related documents, such as the document containing the accounting for New Equity Purchasers referenced in Schedule 1.a. Please make sure that for each material contract filed as an exhibit, you have included all related schedules and attachments.

The Company notes the Staff’s comment. To the extent the related schedules and attachments of material contracts have not already been filed, the Company will either file such related schedules and attachments to material contracts in a separate amendment to the Registration Statement or provide a list briefly identifying the contents of any related schedules and attachments together with an agreement to furnish a copy of any omitted schedule or attachment to the Commission upon request, pursuant to applicable securities laws and regulations.

*    *    *    *    *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 6 to the Registration Statement and (ii) four blacklined copies of Amendment No. 6 to the Registration Statement reflecting the changes made to the November 19, 2009 filing of Amendment No. 5 to the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,
/s/ Bruce S. Mendelsohn
Bruce S. Mendelsohn

cc: Marc H. Bell